SW Innovative Holding’s Inc.

d. b. a. Everybody’s Phone Company

Wednesday, December 14, 2016

United States Securities & Exchange Commission

100 F Street, NE

Washington, DC 20549

RE: SW Innovative Holdings, Inc.

       Offering Statement on Form 1-A

Filed on November 18, 2016

File No. 024-10641

Dear Ms. Kate Beukenkamp,

This letter is to inform you that we plan on registering the securities in the Great State of New York upon qualification of the Offering by the United States Securities and Exchange Commission, and that the Great State of New York stands by ready to register the Securities for sale upon the filing of a final prospectus and payment of the State Registration Fee(s).

Thank you,

/s/ Norman George

Mr. Norman George

President

SW Innovative Holdings, Inc.

6666 Harwin, Suite 664

Houston, Texas 77036

(713) 268-1610

(713) 268-1820 fax

www.everybodysphonecompany.com